UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)*
Earth Search Sciences, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
270313208
(CUSIP Number)
Christofer M. Mowry 14372 Club Circle Alpharetta, GA 30004 Thomas P. Desmond, Esq. Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601 (312) 609-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 270313208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christofer M. Mowry
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions):	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization:	U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	21,000,000
	8. Shared Voting Power:	0
	9. Sole Dispositive Power:	21,000,000
	10. Shared Dispositive Power:	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	21,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11):	9.25%
14.	Type of Reporting Person (See Instructions): IN

ITEM 1.  SECURITY AND ISSUER

Common Stock, par value $0.001 per share (the “Common Stock”)

Earth Search Sciences, Inc.
306 Stoner Loop Road
Lakeside, MT  59922

ITEM 2.  IDENTITY AND BACKGROUND

(a)  Christofer M. Mowry

(b)  14372 Club Circle
Alpharetta, GA  30004

(c)  Pursuant to that certain Employment Agreement by and among Mr. Mowry (the “Reporting Person” or “Mowry”), Earth Search Sciences, Inc. (the “Company”) and General Synfuels International, Inc. (“GSI”), a subsidiary of the Company, dated May 8, 2015 (the “Mowry Employment Agreement”), Mr. Mowry was appointed as Interim President and Chief Executive Officer of GSI effective May 8, 2015.  Mr. Mowry will also serve as Chairman of the board of directors of GSI.  The Mowry Employment Agreement also provides that, at Mr. Mowry’s option, Mr. Mowry, shall be appointed to the Board of the Company, and appointed as CEO of the Company.

(d)  During the last five years, Mr. Mowry has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Mowry has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or the finding of any violation with respect to such laws.

(f)  Mr. Mowry is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Pursuant to the Mowry Employment Agreement, Mr. Mowry is entitled to a grant of 18,000,000 shares of the Company’s common stock, 12,000,000 of which vest based upon certain capitalization goals being achieved and the passage of time thereafter, subject to acceleration of vesting in certain circumstances.  Mr. Mowry was previously granted 3,000,000 shares of common stock by the Company’s Chairman in connection with his employment.

ITEM 4.  PURPOSE OF TRANSACTION

See Item 2 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

 (a) - (b) (i) Under the terms of the Mowry Employment Agreement, the Reporting Person is deemed to beneficially own 21,000,000 shares of Common Stock as of May 8, 2015, representing approximately 9.25% of the outstanding shares of the Company’s Common Stock, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (based upon 226,907,393 shares issued and outstanding as of December 31, 2014 as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2014 and filed with the SEC on February 17, 2015).

(c)  The following are transactions in the Common Stock that were effected during the past 60 days by the Reporting Person:

Date	Nature of Transaction	No. of Shares	Price (Per Share)
02/12/2015	Grant of shares of common stock	3,000,000	N/A
05/08/2015	Grant of shares of common stock	18,000,000	N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2015

By:	/s/Christofer M. Mowry
Christofer M. Mowry